China Liberal Education Holdings Limited

October 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China Liberal Education Holdings Ltd Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 14, 2022 Response dated May 20, 2022 File No. 1-39259

Ladies and Gentlemen:

China Liberal Education Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 13, 2022 regarding its Form 20-F for the fiscal year ended December 31, 2021 filed on April 14, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly.

Form 20-F filed April 14, 2022

Introduction, page 4

1. We note that you carve out Hong Kong from the definition of "China" and "PRC." In future filings, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: We note the Staff’s comment, and in future filings, we will define “China” and the “PRC” as “the People’s Republic of China, including the special administrative regions of Hong Kong and Macau”, and we will include disclosures to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Item 3: Key Information, page 7

2. We note your disclosure on page 31 stating that you are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. In future filings, please include this disclosure at the beginning of Item 3.

Response: We note the Staff’s comment, and in future filings, we will include this disclosure at the beginning of Item 3.

3. In future filings, clearly disclose at the beginning of Item 3 how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Also disclose the entity in which investors are purchasing an interest.

Response: We note the Staff’s comment, and in future filings, we will clearly disclose at the beginning of Item 3 that we refer to (i) the holding company as “we,” “us”, “our” or “the Company,” and when describing the group’s consolidated financial information, also includes the Company’s subsidiaries, and (ii) the subsidiaries as “the subsidiaries” or “our subsidiaries,” and disclose the names of those subsidiaries of the Company that are conducting the business operations. We will also disclose at the beginning of Item 3 that the investors are purchasing an interest in the Cayman Islands holding company rather than the operating subsidiaries in China.

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4. We note your disclosure on page 32 regarding the legal and operational risks associated with having a substantial majority of your operations in China. In future filings, please include this disclosure at the beginning of Item 3. Please also disclose in Item 3 that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, the Accelerated Holding Foreign Companies Accountable Act, and related regulations will affect your company. Include cross-references to the specific risk factors discussing these risks.

Response: We note the Staff’s comment, and in future filings, we will include disclosures regarding the legal and operational risks associated with having a substantial majority of our operations in China at the beginning of Item 3. In future filings, we propose to add the following disclosure in Item 3 related to the Holding Foreign Companies Accountable Act:

“Holding Foreign Companies Accountable Act

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is headquartered in Singapore and subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Recent joint statement by the SEC and Public Company Accounting Oversight Board, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

5. We note your disclosure on page 32 regarding permissions required from PRC authorities. In future filings, please include this disclosure at the beginning of Item 3. Please further describe the "business license" you reference, including which entity holds the license, the particular government agency that granted it, and what authority you are granted under the license. Please also revise your disclosure so that it is not limited only to those permissions or approvals that you believe are material. Please also revise to clarify, if true, that you do not need any other license or approval for your operations in China or Hong Kong.

Response: We note the Staff’s comment, and in future filings, we will include disclosures regarding permissions required from PRC authorities at the beginning of Item 3. In particular, we propose to include the following revised disclosure (or the then most up to date disclosure at the date of each future filing):

“Permissions Required from PRC Authorities

Based on PRC laws and regulations in effect as of the date of this annual report, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC subsidiaries and their affiliates were required to and have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (i) each of the Company’s PRC subsidiaries has obtained a business license from the governing local branches of State Administration for Market Regulations, which sets forth the scope of business operations each subsidiary is allowed to conduct; (ii) Fuzhou Melbourne Polytechnic has obtained a Legal Person Certificate of Public Institution from the Bureau of Public Institution of Fujian Province, which is an equivalent of business license for schools; and (iii) Fuzhou Melbourne Polytechnic has obtained a license for Chinese-foreign cooperative education, granted by the People's Government of Fujian Province, which authorizes Fuzhou Melbourne Polytechnic to operate Sino-foreign jointly managed academic programs. Currently, we and our subsidiaries are not required to obtain any other license or approval for our operations in China.

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We believe that we and our subsidiaries have obtained all licenses and approvals necessary to operate in China and that we do not need any other license or approval for our operations in China or Hong Kong. We believe that we are not required to obtain approval from any PRC government authorities, including the CSRC, the CAC, or any other government entity, to issue of Ordinary Shares to foreign investors. Under the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. In the opinion of our PRC legal counsel, H&J Law Firm, our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. H&J Law Firm has further advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review. Additionally, we believe that, as a domestic company that has completed its overseas listing in May 2020, we are not required to file with the CSRC in accordance with the Administration Provisions and the Measures. See ‘— D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.’

Since the recent regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and listing on the Nasdaq Stock Market. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.’”

6. We note your disclosure on page 34 relating to transfers of cash through your organization. In future filings, please include this disclosure at the beginning of Item 3. In addition, please disclose under Item 3 whether any transfers, dividends or distributions have been made to date between the holding company and its subsidiaries, and quantify the amounts where applicable. We note that your disclosure on page 34 only discusses dividends or distributions made to shareholders or U.S. investors.

Response: We note the Staff’s comment, and in future filings, we will include disclosures regarding transfers of cash through our organization at the beginning of Item 3. In particular, we propose to include the following disclosure in addition to our disclosure on page 34 relating to transfers of cash (or the then most up to date disclosure at the date of each future filing):

“As of the date of this annual report, there has been no transfer of cash or other assets, dividends or distributions between the holding company and its subsidiaries. As of the date of this annual report, we have not declared any dividends or made any distributions to our shareholders or U.S. investors. ”

7. We note your disclosure on page 34 regarding the ability to use cash in a PRC entity to fund operations outside of the PRC. In future filings, please include this disclosure at the beginning of Item 3. In your disclosure under Item 3, as well as in the summary risk factors and risk factors, state that to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Provide cross references to the related discussions elsewhere in the annual report.

Response: We note the Staff’s comment, and in future filings, we will include disclosures regarding the ability to use cash in a PRC entity to fund operations outside of the PRC at the beginning of Item 3. In future filings, we will disclose under Item 3, summary of risk factors, and risk factors to state that “to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” and we will provide cross-references to the related discussions elsewhere in the annual report.

8. We note your disclosure on page 33 regarding limitations on your ability to transfer cash between you or your subsidiaries. In future filings, please include this disclosure at the beginning of Item 3. Provide a cross-reference to your discussion of this issue in the summary risk factors and risk factors sections, as well.

Response: We note the Staff’s comment, and in future filings, we will include disclosures regarding limitations on our ability to transfer cash between us and our subsidiaries at the beginning of Item 3 and provide a cross-reference to our discussion of this issue and the summary risk factors and risk factors sections.

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9. We note the corporate structure chart included on page 33. In future filings, please include this chart at the beginning of Item 3. Please also revise the chart to identify the person or entity that owns the equity in each depicted entity, including China Liberal Education Holdings Limited (Cayman). Identify clearly the entity in which investors own their interest and the entities in which the company's operations are conducted.

Response: We note the Staff’s comment, and in future filings, we will include this chart at the beginning of Item 3. In future filings, we propose to include the following revised chart or the then-up to date corporate chart:

* Under PRC laws and regulations in effect as of the date of this annual report, most of the schools founded in the PRC, including Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University, do not have equity interest holders. Instead, schools may be established by “founders”, which include government for public schools and private companies or individuals for private schools, and schools may receive contributions in cash or assets by “investors”, which may include private companies or individuals. The founders of Fuzhou Melbourne Polytechnic were Minjiang University and Melbourne Polytechnic, and the sole investor of Fuzhou Melbourne Polytechnic was Fujian Wanzhong Education Investment Management Co., Ltd. The founder of Strait College of Mingjiang University was Mingjiang University, and Fujian Wanzhong Education Investment Management Co., Ltd. was the sole investor of Strait College of Mingjiang University. As a result, Fujian Wanzhong Education Investment Management Co., Ltd. was regarded as the primary beneficiary of each of Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University, and through Fujian Wanzhong Education Investment Management Co., Ltd., we treat Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University as our consolidated affiliated entities under with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP.

You may experience difficulties in effecting service of legal process…, page 22

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10. In future filings, please revise to name the directors, officers, and members of senior management that are located in the PRC (including Hong Kong). Separately, please revise your disclosure under Item 3 to similarly name such individuals and highlight the issues associated with the enforceability of civil liabilities against foreign persons, as addressed in this risk factor.

Response: We note the Staff’s comment, and in future filings, we will revise this risk factor as follows:

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our chief financial officer, Mr. Wenhuai Zhuang, and our directors, Mr. Fangzhong Sun, Mr. Wandong Chen, and Ms. Xinyu Deng are residents of mainland China. Our Chief Executive Officer and director, Ms. Ngai Ngai Lam, and our director, Ms. Ngo Yin Tsang, are residents of Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or these persons in the United States if your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.”

We will also include similar discussions highlighting the issues and risks associated with the enforceability of civil liabilities against foreign persons in Item 3, as addressed in this risk factor.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,
/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

cc:	Ying Li, Esq. Hunter Taubman Fischer & Li LLC

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